ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED                                        BOND NUMBER

Madison Investment Holdings, Inc.                         91130113B

EFFECTIVE DATE                BOND PERIOD            AUTHORIZED REPRESENTATIVE

February 28, 2014      December 15, 2013 to December 15, 2014    /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o Madison Equity Income Fund, a series of:
Madison Funds

is changed to:

o Madison Covered Call and Equity Income Fund, a series of:
Madison Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.0-00 (1/02)